Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - September 2019

Mumbai, October 3, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for September 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPT 2018	SEPT 2019	SEPT 2018	SEPT 2019	SEPT 2018	SEPT 2019
Micro	NANO	32	0	31	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	11800	3887	12160	4087	30	73
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	5834	2550	5049	2842	98	98
UV2	SAFARI, HARRIER	527	407	497	1020	3	27
UV3	ARIA, HEXA	662	132	692	148	12	2
V1	MAGIC EXPRESS	973	3	914	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1069	84	1148	96	86	72
N1- A1	ACE, ACE EX, ACE Zip	15318	11108	15071	10785	689	967
N1- A2	Super ACE, TATA207, XENON, Winger DV	3971	1609	4775	2725	949	759
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	456	688	367	26	78	10
M2- A2	Winger 14 seats, SFC407, CityRide	349	197	248	590	16	54
N2- A1	SFC407, LPT407	1459	506	2054	1372	130	202
N2- A2	SFC709, LPT709	1743	1074	521	375	245	166
N2- A3	LPT9109	1280	559	1479	1063	380	112
N2- A4	LPT1109	1542	509	1411	718	432	97
M3- A2	LP709, SFC410, LP410	528	232	697	539	139	148
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	97	263	501	454	110	117
M3- C2	LPO1512, LPO1612, Starbus, Divo	571	333	744	454	114	219
N3- A1	LPT1613, LPK1616, SK1613	4133	1550	1498	1186	1328	460
N3- B1(a)	LPT2518, LPK2518	3715	1084	4550	1670	469	273
N3- B1(b)	LPT3118	7341	2762	6543	1583	5	62
N3- B2(b)	LPS3518. LPS3015, LPS3516	359	125	293	127	46	73
N3- B2(d)	LPS4018, LPS4023	1447	249	1355	222	29	5
N3- B2(e)	LPS4928	2018	353	2000	294	5	4

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars,

utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.